# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Columbus Circle Capital Corp. I, CIK 0002056263
CUSIP: G2296A109
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 3 Columbus Circle, 24th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/03/2025
Filed by CIK 0002068275
Persons authorized to receive notices and communications: Gary Quin, Chief Executive Officer, 3 Columbus Circle, 24th Floor, New York, New York (NY), 10019, (646) 792-5600

## Reporting persons
- Columbus Circle 1 Sponsor Corp (CIK 0002068275): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 87,500; shared voting power 0; sole dispositive power 87,500; shared dispositive power 0; aggregate amount beneficially owned 87,500 (0.3% of the class)
  Comment: On December 3, 2025, Columbus Circle 1 Sponsor Corp (the "Sponsor") distributed (i) 8,245,833 Class B ordinary shares, par value $0.0001 per share, of the Issuer (the "Class B Ordinary Shares") and (ii) all of its 265,000 private placement units (the "Private Placement Units"), each Private Placement Unit consisting of one Class A ordinary share, par value $0.0001 per share, of the Issuer (the "Class A Ordinary Shares") and one-half of one warrant (with each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share) to its members and members of Columbus Circle 1E Sponsor Corporation LLC ("Columbus Circle 1E"), a member of the Sponsor (the "Sponsor Distribution").
- Cohen & Company, LLC (CIK 0001510279): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,151,666; shared voting power 479,500; sole dispositive power 2,151,666; shared dispositive power 479,500; aggregate amount beneficially owned 2,631,166 (9.4% of the class)
  Comment: Includes 2,151,666 Class B Ordinary Shares that Cohen & Company, LLC received in connection with the Sponsor Distribution, the 87,500 Class B Ordinary Shares that the Sponsor holds, and the 392,000 Class A Ordinary Shares underlying the 392,000 Private Placement Units that Cohen & Company Securities, LLC holds.
- Cohen & Company Inc. (CIK 0001270436): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 2,631,166; sole dispositive power 0; shared dispositive power 2,631,166; aggregate amount beneficially owned 2,631,166 (9.4% of the class)
  Comment: Includes 2,151,666 Class B Ordinary Shares that Cohen & Company, LLC received in connection with the Sponsor Distribution, the 87,500 Class B Ordinary Shares that the Sponsor holds, and the 392,000 Class A Ordinary Shares underlying the 392,000 Private Placement Units that Cohen & Company Securities, LLC holds.
- Cohen & Company Securities, LLC (CIK 0001110796): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 392,000; shared voting power 0; sole dispositive power 392,000; shared dispositive power 0; aggregate amount beneficially owned 392,000 (1.5% of the class)
  Comment: Includes the 392,000 Class A ordinary shares underlying the 392,000 Private Placement Units that Cohen & Company Securities, LLC holds.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Columbus Circle Capital Corp. I
Address of issuer's principal executive offices: 3 Columbus Circle, 24th Floor, New York, New York (NY), 10019
Comment: This Amendment No. 1 ("Amendment No.1") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on May 27, 2025 (the "Schedule 13D") relating to the Ordinary Shares of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) Columbus Circle 1 Sponsor Corp (the "Sponsor"), which is the holder of record of approximately 0.3% of the issued and outstanding Ordinary Shares (34,038,333) based on the number of Class A Ordinary Shares (25,705,000) and Class B Ordinary Shares (8,333,333) outstanding as of December 3, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 14, 2025; (ii) Cohen & Company, LLC, the managing member of the Sponsor, which is the holder of record of approximately 9.4% of the issued and outstanding Ordinary Shares (34,038,333); (iii) Cohen & Company Inc., which is the parent company of Cohen & Company, LLC; and (iv) Cohen & Company Securities, LLC, which is the holder of record of approximately 1.5% of the issued and outstanding Ordinary Shares (34,038,333). All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsor, Cohen & Company, LLC, Cohen & Company Inc., and Cohen & Company Securities, LLC is 3 Columbus Circle, 24th Floor, New York, New York.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Cohen & Company, LLC, which is an operating subsidiary of Cohen & Company Inc., is the managing member of our sponsor. Cohen & Company Inc. is a financial services company which controls, through Cohen & Company, LLC and its subsidiaries, the Sponsor. Cohen & Company Securities, LLC is a financial services company and is controlled by Cohen & Company, LLC.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited liability company. Cohen & Company, LLC is a Delaware limited liability company. Cohen & Company Inc. is a Maryland corporation. Cohen & Company Securities, LLC is a Delaware limited liability company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 3, 2025, the Sponsor distributed 8,245,833 of its Class B Ordinary Shares and all of its 265,000 Private Placement Units (each Private Placement Unit consisting of one Class A Ordinary Shares and one-half of one warrant, with each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share) held by the Sponsor to its members and members of Columbus Circle 1E Sponsor Corporation LLC ("Columbus Circle 1E"), a member of the Sponsor (collectively, the "Sponsor Distribution") for no consideration, including 2,151,666 Class B Ordinary Shares that were distributed to Cohen & Company, LLC. As a result of such distribution, each of Cohen & Company, LLC and Cohen & Company Inc. beneficially owns (i) 2,239,166 Class B Ordinary Shares and (ii) 392,000 Private Placement Units held by Cohen & Company Securities, LLC. As a result of the Sponsor Distribution, the Sponsor distributed 8,245,833 Class B Ordinary Shares and 265,000 Private Placement Units previously held by the Sponsor and holds 87,500 Class B Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 34,038,333 Ordinary Shares, including 25,705,000 Class A ordinary shares 8,333,333 and Class B Ordinary Shares outstanding as of December 3, 2025, as reported by the Issuer in its Current Report on Form 10-Q, filed by the Issuer with the SEC on November 14, 2025) are as follows: Sponsor - Amount beneficially owned: 87,500 Class B Ordinary Share and Percentage: 0.3%; Cohen & Company, LLC - Amount beneficially owned: 2,239,166 Class B Ordinary Shares and 392,000 Class A Ordinary Shares and Percentage: 9.4%; Cohen & Company Inc. - Amount beneficially owned: 2,239,166 Class B Ordinary Shares and 392,000 Class A Ordinary Shares and Percentage: 9.4%; and Cohen & Company Securities, LLC - Amount beneficially owned: 392,000 Class A Ordinary Shares and Percentage: 1.5%
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 34,038,333 Ordinary Shares, including 25,705,000 Class A ordinary shares and 8,333,333 Class B Ordinary Shares outstanding as of December 3, 2025, as reported by the Issuer in its Current Report on Form 10-Q,filed by the Issuer with the SEC on November 14, 2025) are as follows:

Sponsor

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 87,500.
ii. Shared power to vote or to direct the vote: 0.
iii. Sole power to dispose or to direct the disposition of: 87,500, and
iv. Shared power to dispose or to direct the disposition of: 0.

Cohen & Company, LLC

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 2,151,666.
ii. Shared power to vote or to direct the vote: 479,500.
iii. Sole power to dispose or to direct the disposition of: 2,151,666, and
iv. Shared power to dispose or to direct the disposition of: 479,500.

Cohen & Company Inc.

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0.
ii. Shared power to vote or to direct the vote: 2,631,166.
iii. Sole power to dispose or to direct the disposition of: 0, and
iv. Shared power to dispose or to direct the disposition of: 2,631,166.

Cohen & Company Securities, LLC

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 392,000.
ii. Shared power to vote or to direct the vote: 0.
iii. Sole power to dispose or to direct the disposition of: 392,000, and
iv. Shared power to dispose or to direct the disposition of: 0.

Cohen & Company, LLC received 2,151,666 Class B Ordinary Shares from the Sponsor in the Sponsor Distribution. The Sponsor holds 87,500 Class B Ordinary Shares. Cohen & Company Securities, LLC holds 392,000 Private Placement Units. Cohen & Company Inc. is the parent company of Cohen & Company, LLC and Cohen & Company Securities, LLC. Cohen & Company Inc. disclaims any beneficial ownership of the securities held by Cohen & Company, LLC other than to the extent of any pecuniary interest each of them may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D/A, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Business Combination Agreement

On June 23, 2025 (the "Effective Date"), the Issuer, ProCap Financial, Inc., a Delaware corporation ("Pubco"), Crius SPAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco ("SPAC Merger Sub"), Crius Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco ("Company Merger Sub"), ProCap BTC, LLC, a Delaware limited liability company ("ProCap BTC") and Inflection Points Inc d/b/a Professional Capital Management, a Delaware corporation (the "Seller"), entered into a business combination agreement (as amended by Amendment No. 1 to the Business Combination Agreement dated as of July 28, 2025 and as may be further amended, supplemented or otherwise modified from time to time, the "Business Combination Agreement").

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, among other things, (i) at least one business day prior to the closing (the "Closing") of the Business Combination, the Issuer will de-register from the Register of Companies in the Cayman Islands by way of continuation and re-register in the State of Delaware so as to become a Delaware corporation (the "Conversion"), and (ii) upon the Closing, SPAC Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving entity (the "SPAC Merger"), and each outstanding security of the Issuer immediately prior to the effective time of the SPAC Merger shall automatically be cancelled in exchange for the right to receive substantially equivalent securities of Pubco. As a result of the Business Combination, the Issuer will become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all in accordance with applicable law and upon the terms and subject to the conditions set forth in the Business Combination Agreement. The description of the Business Combination Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on June 27, 2025 (and is incorporated by reference herein as Exhibit 10.1). The description of the Amendment No. 1 to Business Combination Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on July 28, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Securities Assignment and Joinder Agreement

On December 3, 2025, the Sponsor and Cohen & Company, LLC entered into a Securities Assignment and Joinder Agreement (the "Joinder Agreement"). Pursuant to the Joinder Agreement, the Sponsor and Cohen & Company, LLC acknowledged that Cohen & Company, LLC has received the securities from the Sponsor in the Sponsor Distribution, and Cohen & Company, LLC agreed to become (i) a party to the Insider Letter Agreement as an "Insider" (as defined in the Insider Letter Agreement); (ii) a party to the Registration Rights Agreement (as described below) as a "Holder" (as defined in the Registration Rights Agreement); or (iii), a party to the warrant agreement, dated May 15, 2025, by and between the Issuer and Continental Stock Transfer & Trust Company, as applicable.

Sponsor Letter Agreement

Effective December 3, 2025, Pubco and the Sponsor entered into an agreement (the "Sponsor Letter Agreement"), providing that 8,333,333 Class B Ordinary Shares that the Sponsor or its transferees hold shall be subject to transfer restrictions set forth in the Sponsor Letter Agreement and shall vest and be released early from such restriction only if certain price targets are achieved during the 2-year period following the Closing. The description of the Sponsor Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on December 5, 2025 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Business Combination Agreement, dated as of June 23, 2025, by and between Issuer, Pubco, ProCap BTC, Company Merger Sub, SPAC Merger Sub, and Seller (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on June 27, 2025).

Exhibit 10.2 - Amendment No. 1 to Business Combination Agreement, dated as of July 28, 2025, by and between Issuer, Pubco, ProCap BTC, Company Merger Sub, SPAC Merger Sub, and Seller (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on July 28, 2025).

Exhibit 10.3 - Sponsor Letter Agreement, dated as of December 4, 2025, by and between the Pubco and the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on December 5, 2025).

## Signatures
- Columbus Circle 1 Sponsor Corp: /s/ Cohen & Company, LLC, managing member of Columbus Circle 1 Sponsor Corp LLC by Dennis Crilly, an authorized signatory (12/11/2025)
- Cohen & Company, LLC: /s/ Cohen & Company Inc., controlling entity of Cohen & Company, LLC by Dennis Crilly, an authorized signatory (12/11/2025)
- Cohen & Company Inc.: /s/ Dennis Crilly, an authorized signatory (12/11/2025)
- Cohen & Company Securities, LLC: /s/ Dennis Crilly, an authorized signatory (12/11/2025)